

June 23, 2011

Via E-mail
Mr. John C. Burris
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

> **Re: Sourcefire, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 001-33350**

Dear Mr. Burris:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon

their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 6 – Income Taxes, page F-18

2.   Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

Note 14 – Commitment and Contingencies, page F-27

3.   We note your disclosure on page 25 regarding lawsuits filed by Enhanced Security Research. Please tell us how you considered including disclosure in your footnotes regarding this matter. Additionally, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief